UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

J. Bryant Kirkland III

Senior Vice President, Treasurer and Chief Financial Officer

Vector Group Ltd.

4400 Biscayne Boulevard

Miami, FL 33137

Telephone: (305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 1 of 4 Pages

1.	NAME OF REPORTING PERSONS

VECTOR GROUP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)		(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (1)
14.	TYPE OF REPORTING PERSON (see instructions)

CO; HC

(1) The calculation of the percentage is based on 170,372,173 Common Shares (as defined herein) outstanding as of September 9, 2019, as reported in the Schedule 14D-9 filed by the Issuer (as defined herein) on September 11, 2019.

CUSIP No. 148435100	13D/A	Page 2 of 4 Pages

SCHEDULE 13D/A

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Vector Group Ltd. (the “Reporting Person”), a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on October 21, 2008, as amended by Amendment No. 1 to Schedule 13D filed on June 20, 2011 with the SEC, Amendment No. 2 to Schedule 13D filed on October 27, 2011 with the SEC and Amendment No. 3 to Schedule 13D filed on March 14, 2014 with the SEC, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Original 13D and the amendments thereto.

This Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than 5% of the Common Shares outstanding as a result of the completion of the Offer and Merger (as described below). Accordingly, this Amendment is the final amendment to the Original 13D and is an exit filing for the Reporting Person.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On August 28, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Austin, Nichols and Co., Inc., a Delaware corporation and affiliate of Pernod Ricard S.A. (“Parent”), and Parent’s newly-formed subsidiary, Rook Merger Sub, Inc., a Florida corporation (“Merger Sub”), under which Parent agreed, through Merger Sub, to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Common Shares, at a price of $1.27 per Common Share in cash, without interest (less any applicable withholding taxes) (the “Offer Price”). Following the successful completion of the Offer, subject to customary conditions, Merger Sub would be merged (the “Merger”) with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Common Share (other than (i) Common Shares owned by the Issuer, Parent, Merger Sub, or any of their respective direct or indirect wholly owned subsidiaries and (ii) Common Shares owned by shareholders who are entitled to and properly demand and exercise their statutory appraisal rights, if applicable, and who comply in all respects with Sections 607.1301 to 607.1333 of the Florida Business Corporation Act (the “FBCA”)) was converted automatically into and represented only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest.

On October 9, 2019, the Issuer, Parent and Merger Sub effected the Merger under Section 607.1104 of the FBCA without a meeting of the shareholders of the Issuer, pursuant to which Merger Sub was merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Common Share, subject to certain exceptions described above, was converted automatically into and represented only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest.

Pursuant to the terms of the Merger Agreement, the Reporting Person tendered all 12,895,017 Common Shares beneficially owned by the Reporting Person. The Reporting Person’s Common Shares beneficially owned and tendered included Common Shares received from the Issuer during the fiscal year ended March 31, 2018, as a result of the Reporting Person’s election to convert all of the outstanding principal and interest on its Convertible Note into Common Shares. As previously disclosed, pursuant to the terms of the Note Purchase Agreement, the principal balance on the Convertible Note and accrued but unpaid interest thereon was convertible in whole or in part from time to time at the option of the holder into Common Shares at a conversion price of $0.90 per share.

As a consequence of the completion of the Merger, the Common Shares are no longer listed on the NYSE American and will be deregistered under the Securities Exchange Act of 1934, as amended.

CUSIP No. 148435100	13D/A	Page 3 of 4 Pages

References to, and the description of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on August 29, 2019 and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing sections (a), (b), (c), and (e) of Item 5 with the following:

(a)	As of the date of this Amendment, the Reporting Person is no longer the beneficial owner of any Common Shares.

(b)	As of the date of this Amendment, the Reporting Person is no longer the beneficial owner of any Common Shares.

(c)	The matters set forth in Item 4 above are incorporated into this Item 5(c) by reference as if fully set forth herein.

(e)	At the Effective Time, the Reporting Person ceased to beneficially own in excess of 5% of the Common Shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated into this Item 6 by reference as if fully set forth herein.

CUSIP No. 148435100	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 22, 2019

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
Name:	J. Bryant Kirkland III
Title:	Senior Vice President, Treasurer and Chief Financial Officer